October 20, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:	RenovaCare, Inc. Registration Statement on Form S-1 Filed September 5, 2014 File No. 333-198600 Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 28, 2014 File No. 0-3015

Dear Mr. Schwall,

We serve as counsel to RenovaCare, Inc. (the “Company”) in connection with the preparation of the above referenced Registration Statement on Form S-1 (the “Registration Statement”). On behalf of the Company, please find the following response to the comment letter dated October 2, 2014. For ease of reference we have reproduced the comments below in bold, followed by our response.

Registration Statement on Form S-1

General

Comment:

1. We note that the shares being offered will be sold at market prices. However, we note your disclosure at page 20 that management may decide not to remain quoted on the OTCQB. Please tell us whether you intend to file a post-effective amendment to your registration statement if your shares of common stock do not remain quoted on the OTCQB. Please also provide your analysis as to whether you would be required to disclose an offering price or price range in any such post-effective amendment.

Response:

The disclosure on page 20 is intended to inform potential investors regarding the OTC Markets Group Inc.’s recent changes to its OTCQB platform, most notably the requirement for issuers to submit an application and pay an annual fee. As disclosed in the risk factor, the Company’s management has not yet determined whether it will file the necessary documentation and pay the applicable fee to have its shares remain quoted on the OTCQB. In the event the Company’s management chooses not to do so it will file a post-effective amendment to the Registration Statement disclosing the exchange or inter-dealer quotation system, if any, on which its shares are then listed or quoted.

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

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As to the portion of your comment regarding disclosure of an offering price or range of prices in the event an amendment is filed, the instructions to Regulation S-K Item 501(b)(3) state: “1. If a preliminary prospectus is circulated and you are not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, provide … (A) A bona find estimate of the range of the maximum offering price and the maximum number of securities offered” (emphasis added). In the event the Company’s management chooses not to submit an application and pay the annual fee the Company’s shares would likely be quoted on the OTC Pink, but the Company would remain subject to the reporting requirements of the Exchange Act. Accordingly, the Company would still be permitted to offer the securities at the market price, as described below.

The instructions to Regulation S-K Item 501(b)(3) further state: “2. If it is impracticable to state the price to the public, explain the method by which the price is to be determined. If the securities are to be offered at the market price, or if the offering price is to be determined by a formula related to the market price, indicate the market and market price of the securities as of the latest practicable date” (emphasis added).

The Registration Statement relates to the offering to the public of shares issued, or issuable upon exercise of outstanding warrants, by the named Selling Stockholders. As stated in the prospectus, the securities are to be offered by the Selling Stockholders “from time to time in the open market, on the OTCQB, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices…” Accordingly, the prospectus discloses the market and market price of the securities as required by Regulation S-K Item 501(b)(3). Furthermore, as stated above, in the event the Company’s shares are listed or quoted on a different exchange or inter-dealer quotation system, the Company will amend the Registration Statement to disclose such information.

Prospectus Cover Page

Comment:

2. We note your statement that the “Selling Stockholders and any underwriter, broker-dealer or agent that participates in the sale of the shares or interests therein may be deemed ‘underwriters’ within the meaning of Section 2(11) of the Securities Act.” Please revise this statement to reference Section 2(a)(11).

Response:

We have revised the statement accordingly.

Prospectus Summary, page 5

Our Company, page 5

Comment:

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3. We note your disclosure regarding your acquisition of United States and foreign patents and patent applications associated with your “Cell Deposition Device.” Please disclose the duration of such patents, or tell us why you do not believe that such information is material. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response:

We have revised the disclosure to include the duration of the two foreign patents.

Description of Business, page 5

Comment:

4. Please provide support for the statement that the Cell Deposition Device “has been shown in early human clinical use…to naturally regenerate and heal skin for burn victims….”

Response:

We have revised the statement to include the following:

“In a clinical study of 19 patients with deep dermal wound burns to the face and neck conducted in Berlin, Germany prior to our purchase of the Cell Deposition Device, researchers stated that, “…careful surgical debridement and consecutive application of CEA [cultured epethilial autograft] suspensions using a spray technique results in excellent cosmetic outcomes compared with any other method.” The same researchers concluded that, “We refuse to perform a prospective randomized study with groups in which traditional skin grafting and/or wound healing are still applied for the therapy for deep dermal burns due to the excellent results in our study. The method of CEA spray application has become our standard of care for these indications. The faster wound closure, the promotion of spontaneous wound healing by keratinocyte application, as well as the preservation of donor sites are further advantages of the method.” (Hartmann MD, Bernd, et al, “Sprayed Cultured Epithelial Autografts for Deep Dermal Burns of the Face and Neck” Annals of Plastic Surgery, 58.1 (2007): 7073. Print. emphasis added). The CEA spray application used by the researchers in the publication refers to the Cell Deposition Device and related cell isolation methodology. Dr. Gerlach, one of the Selling Stockholders, assisted in the study.”

Comment:

5. We note your reference to the acquisition of the Cell Deposition Device on July 12, 2013. Please revise to state here that this was effected through an asset purchase agreement with Dr. Jörg Gerlach, one of the selling stockholders.

Response:

We have revised the reference to the acquisition of the Cell Deposition Device on July 12, 2013, to include a statement that the acquisition was effected through an asset purchase agreement with Dr. Jörg Gerlach, one of the Selling Stockholders.

Comment:

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6. We note your statement that “the mesh grafting approach is in many cases limited.” If you retain such statement, please revise this statement to state, if true, that this is your belief.

Response:

We have revised the statement to indicate that it is the Company’s belief that the mesh grafting approach is in many cases limited.

Risk Factors, page 9

Comment:

7. Please revise the risk factor “We may require additional financing…” on page 9 to clarify that you will not receive proceeds from this offering. In addition, you state in this risk factor that cash on hand should be sufficient to enable you to continue operations into your fiscal quarter ending March 31, 2015. Please reconcile this statement with your disclosure on page 27 that you have sufficient working capital to pay your administrative and general operating expenses through December 31, 2014. Please also reconcile this statement with the disclosure on page F-5 that management believes that the Company’s cash and cash equivalent balances, anticipated cash flows from operations and other external sources of capital will be sufficient to meet the Company’s cash requirements through December 31, 2014.

Response:

We have revised the risk factor to include a statement that the warrants included in the prospectus contain a provision allowing the holder to exercise the respective warrant on a “cashless basis” and therefore the Company may not receive any proceeds from the sale of the securities offered by the Selling Stockholders. Additionally, to ensure consistency with other statements in the Registration Statement, we have revised the statement in the risk factor so it reads as follows: “Based upon our current level of operations and expenditures, we believe that absent any modification or expansion of our existing research, development and testing activities, cash on hand should be sufficient to enable us to continue operations through December 31, 2014.”

Comment:

8. Similarly, please reconcile the caption “We may require additional financing…” with the disclosure on page F-5 that the future of the company after December 2014 will depend in large part on its ability to successfully raise capital from external sources to fund operations.

Response:

We have added the following sentence at the beginning of the paragraph: “Our future after December 2014 will depend in large part on our ability to successfully raise capital from external sources to fund operations.”

We have entered into a registration rights agreement…, page 21

Comment

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Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

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Sierchio & Company, LLP

9. We note your risk factor disclosure regarding your obligation to issue additional shares of your common stock to Kalen Capital Corporation if you fail to timely file the registration statement. Please revise to clarify whether you timely filed the registration statement, and if not, how many additional shares you are required to issue.

Response:

We have revised the risk factor to clarify that the registration statement of which this prospectus is a part of has been timely filed and no additional shares must be issued to Kalen Capital Corporation at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Comment:

10. Please revise to describe what is meant by “securities related activity” at page 26. Please also reconcile this with your statement at page 27 that there were no cash flows from financing activities in the six months ended June 30, 2014 and 2013.

Response:

As used in this context, “securities related activity” was intended to mean legal fees incurred by the Company to meet its ongoing SEC reporting obligations; we have revised the statement accordingly.

Comment:

11. With respect to the asset purchase agreement with Dr. Jörg Gerlach filed as Exhibit 10.1 to the amended current report on Form 8-K filed on December 27, 2013, we note that you disclosed in such exhibit your obligation to pay additional cash consideration upon the achievement of certain milestones, and your obligation to spend certain minimum development amounts. Please also disclose such obligations in this section of your prospectus, if material.

Response:

We have expanded on the disclosure regarding the asset purchase agreement, as amended, to disclose that the Company will be required to pay Dr. Gerlach an additional $300,000 in four installments, and the date on which the payments are required to be made. Pursuant to the Post-Closing Amendment to the Asset Purchase Agreement the Company entered into with Dr. Gerlach, the Company is no longer obligated to spend certain minimum development amounts Additionally, we have revised the Registration Statement’s exhibit list to include the Post-Closing Amendment to the Asset Purchase Agreement.

Description of Our Business and Property, page 28

Comment:

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12. We note your disclosure that the Cell Deposition Device technology is at the early stages of development. We also note your disclosure in the section “Our Technology” on page 31 regarding results of use of the Cell Deposition Device. Please revise to clarify your basis for such disclosure.

Response

The Cell Deposition Device is still at the early stages of development, i.e. additional research, development and clinical studies must be conducted, and approval(s) from the FDA must be obtained, before a commercially viable product is available. As stated in the section titled “Our Technology,” the Cell Deposition Device has been used in a small scale study in which its efficacy in treating specific burn wounds has been studied. We have, however, revised the statement regarding the small scale study as further set forth in the response to Comment 4.

Directors, Executive Officers and Control Persons, page 35

Comment:

13. Please provide the information required by Item 401(e)(1) of Regulation S-K with respect to the business experience of your officers and directors during the past five years, including the following:

•  describe the “senior level positions” Ms. Trisler has held, and the name and principal business of any corporation or other organization in which such employment was carried on; and

•  describe Mr. Kirkland’s business experience since July 2010.

Response:

We have expanded on the business experience of each of Ms. Trisler and Dr. Kirkland.

Transactions with Related Persons, page 43

Comment:

14. Please provide the disclosure required by Item 404 of Regulation S-K with respect to your transactions with Stem Cell System GmbH. We note your related disclosure on page F-10.

Response:

We do not believe that the transaction with Stem Cell System GmbH (“SCS”) qualifies as a “transaction with a related person” transaction pursuant to Item 404 of Regulation S-K as Mr. Bold, the Company’s President and Chief Executive Officer, served as the President of SCS through 2012, prior to the date on which the Company entered into its agreement with SCS and currently serves as a consultant of SCS in a non-executive position. Moreover, the disclosure on page F-10 regarding the transaction is under “Note 5. Commitments,” not “Note 6. Related Party Transactions.”

Item 15

Comment:

430 Park Avenue, Suite 702, New York, New York 10022

Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

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15. Please provide the disclosure required by Item 15 (Recent Sales of Unregistered Securities) of Form S-1.

Response:

We have provided the disclosure required by Item 15 (Recent Sales of Unregistered Securities) of Form S-1.

Exhibit 5.1

Comment:

16. Please file a revised legality opinion that does not include the assumption regarding the “due authority of the parties signing such documents” in the paragraph beginning “For purposes of rendering this opinion….” For guidance, please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at http://www.sec.gov/interps/legal/cfslb19.htm.

Response:

We respectfully submit that the legal opinion included in the Registration Statement complies with the guidance provided by Staff Legal Bulletin No. 19 (the “Bulletin”). We can provide the Staff with numerous examples of legal opinions that include the same, or substantially the same, language for registration statements that have been declared effective.

Section II.B.3.a of the Bulletin sets forth four (4) assumptions which the Staff considers to be “inappropriate for counsel to include in its opinion assumptions” because they are deemed to be overly broad, none of which include the purportedly offending language. Moreover, we are of the opinion that the assumption regarding the “due authority of the parties signing such documents” falls in line with the assumptions and qualifications in legality opinions that the Staff has specifically deemed to be “necessary or appropriate.” Specifically, the language is substantially similar to the assumption that the Staff included in the Bulletin that “the persons executing the documents examined by counsel have the legal capacity to execute such documents.” Legal capacity relates to an individual’s legal right, power, or competency to perform an act. If the signatory does not have the due authority to sign a document then such individual does not have the legal right obligate the Company to its terms. Accordingly, we believe that the assumption regarding the “due authority of the parties signing such documents” is both necessary and appropriate for our opinion.

Form 10-K for the Fiscal Year Ended December 31, 2013 (the “Form 10-K”)

General

Comment:

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17. Please revise the accounting and disclosure in your periodic filings as necessary to conform to all material revisions made to any corresponding information in your registration statement in response to our comments.

Response:

The Staff has stated that a matter is material “if there is a substantial likelihood that a reasonable person would consider it important” (See “SEC Staff Accounting Bulletin No. 99-Materiality” Release No. SAB 99, August 12, 1999, available at: http://www.sec.gov/interps/account/sab99.htm) and the Supreme Court has held that a fact is material if there is “a substantial likelihood that the ... fact would have been viewed by the reasonable investor as having significantly altered the total mix of information made available” (emphasis added) (See TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976). See also Basic, Inc. v. Levinson, 485 U.S. 224 (1988)). We do not believe that the revisions made to the Registration Statement in response to the Staff’s comments, taken as a whole, rise to the level of materiality.

Specifically, none of the changes that have been made involve the Company’s financial information or results of operations; most of the changes the Staff has requested relates to an expansion of certain statements based upon information that the Company has already disclosed elsewhere. For example, the fact that the Company acquired the Cell Deposition Device from Dr. Gerlach, and the additional payments that must be made to him, are included both in the notes to financial statements of the Form 10-K, as well as in a Current Report on Form 8-K that the Company filed disclosing the entry into the Asset Purchase Agreement and the amendment thereto. Accordingly, given the cost involved in making these changes and refiling the Form 10-K, the Company respectfully requests that it be permitted to make all conforming changes to its periodic filings on a going forward basis.

Should you wish to further discuss this matter please don’t hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Elishama Rudolph

Elishama Rudolph

 430 Park Avenue, Suite 702, New York, New York 10022

 Tel: 212-246-3030 ● Fax: 212-246-3039 ● Web: www.SandCllp.com

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